                                              Rule 424(b)(5)
                                   Registration No. 33-59659


  PROSPECTUS SUPPLEMENT
  (To Prospectus Dated September 5, 1995)


  4,582,852 SHARES
  1,603,998 WARRANTS

  HECLA MINING COMPANY

  COMMON STOCK
  ($0.25 PAR VALUE)

  The outstanding shares of common stock, par value $0.25 per share ("Common Stock") of Hecla Mining Company ("Hecla" or the "Company") are, and the shares of Common Stock offered hereby, including the Common Stock issuable upon the exercise of the Warrants also being offered (the "Shares") will be, listed on the New York Stock Exchange (the "NYSE") under the symbol "HL." On May 7, 1999, the last reported sale price of the Common Stock as reported on the NYSE Composite Tape was $2.75 per share.

  SEE "RISK FACTORS" BEGINNING AT PAGE 7 OF THE PROSPECTUS ACCOMPANYING THIS PROSPECTUS SUPPLEMENT, AND "RECENT DEVELOPMENTS" BEGINNING AT PAGE S-4 OF THIS PROSPECTUS SUPPLEMENT, FOR A DISCUSSION OF CERTAIN INFORMATION THAT YOU SHOULD CAREFULLY CONSIDER BEFORE INVESTING IN THE COMMON STOCK.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS OR PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                     STRUCTURING   PROCEEDS TO
                       ISSUE PRICE       FEE        COMPANY(1)
                       -----------   -----------   -----------

  Per Share (blended)  $2.7712        5%           $2.6326
  Total                $12,700,000    $635,000     $12,065,000


The date of this Prospectus Supplement is May 10, 1999.


(1) Before deducting expenses payable by Hecla estimated to be $100,000.










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                        TABLE OF CONTENTS

                      PROSPECTUS SUPPLEMENT
                                                           PAGE

Forward-Looking Statements                                  S-3
The Company                                                 S-3
Recent Developments                                         S-4
Use of Proceeds                                             S-4
Plan of Distribution                                        S-4
Description of the Warrants                                 S-4
U. S. Tax Consequences for Non-U.S. Shareholders            S-5
Experts                                                     S-8

                           PROSPECTUS
                                                           PAGE

Available Information                                          2
Information Incorporated by Reference                          3
The Company                                                    5
Risk Factors                                                   7
Use of Proceeds                                               20
Ratio of Earnings to Fixed Charges                            20
Description of Debt Securities                                20
Description of Preferred Stock                                42
Description of Common Stock                                   44
Description of Depository Shares                              44
Description of Warrants                                       48
Current Capital Structure                                     50
Certain Provisions of the Amended and Restated
  Certificate of Incorporation and By-Laws                    54
Certain U.S. Federal Income Tax Considerations                56
Plan of Distribution                                          71
Legal Opinions                                                73
Experts                                                       73















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          YOU  SHOULD  READ  THE INFORMATION IN  THIS  PROSPECTUS
SUPPLEMENT IN CONNECTION WITH THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCORPORATED BY REFERENCE IN THE ACCOMPANYING PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT. IN DETERMINING WHETHER TO PURCHASE THE SHARES BEING OFFERED, YOU SHOULD CAREFULLY CONSIDER THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND
INCORPORATED  BY  REFERENCE INTO BOTH DOCUMENTS.   REFERENCES  TO
"HECLA" AND THE "COMPANY" IN THE PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS INCLUDE HECLA MINING COMPANY AND ALL OF ITS SUBSIDIARIES.

                   FORWARD-LOOKING STATEMENTS

          Statements made in this Prospectus Supplement which are not historical facts, such as anticipated production or sales performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including, the timely development of existing properties and reserves and future projects, the impact of metals prices and metal production volatility, changing market conditions and the regulatory environment, the impact of the Year 2000 computer issue, and the other risks detailed from time to time in the Company's Form 10-K and Form 10-Qs filed with the Securities and Exchange Commission. As a result, actual results may differ materially from those projected or implied. These forward-looking statements represent the Company's judgment as of the date of this filing. The Company disclaims, however, any intent or obligation to update these forward-looking statements as circumstances may change or develop.

                           THE COMPANY

          Hecla Mining Company was originally incorporated in 1891, and is principally engaged in the exploration, development, mining and processing of precious and other non-ferrous metals such as gold, silver, lead and zinc, and certain industrial minerals. The Company has experienced losses from operations for the three months ended March 31, 1999, and each of the last eight years ending December 31. See "Risk Factors - Recent Losses" in the accompanying prospectus.

          Our  principal  executive offices are located  at  6500
Mineral Drive, Coeur d'Alene, Idaho 83815-8788, and our telephone number is (208) 769-4100.










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                       RECENT DEVELOPMENTS

Current Status of Bank Credit Agreement

          As of April 30, 1999, the Company had borrowings of $49.8 million (including $9.8 million in solid waste disposal revenue bonds) and the ability to borrow approximately an additional $5.2 million under the Bank Credit Agreement, subject to the Company continuing to comply with the Company's covenants in the Restated Bank Credit Agreement to which we can provide no assurance.

Monarch Resources Transaction

          On May 10, 1999, the Company and Monarch Resources Limited agreed to an extension of the deadline for the execution of a definitive purchase agreement for Hecla to acquire substantially all the assets of Monarch. The original deadline for the execution of a definitive purchase agreement was May 10, 1999, but has been extended to May 17, 1999.

                         USE OF PROCEEDS

          The net proceeds from the sale of the Common Stock offered hereby, after deducting estimated expenses of this offering, should be approximately $11,965,000. We plan to use these net proceeds for general corporate purposes, which may include repayment of indebtedness under the existing $55.0 million Bank Credit Agreement. Any proceeds which may eventually be received from the exercise of the Warrants will be used for general corporate purposes as well.

                      PLAN OF DISTRIBUTION

           We have offered to sell 4,582,852 shares of our Common Stock at a blended purchase price per share of $2.7712 to a selected number of institutional investors. Net offering proceeds available to us, after deducting estimated offering expenses of $100,000 and a structuring fee of 5% of the gross offering price for all shares sold will be approximately $11,965,000. The per share price represents the average of recent trading prices less a discount of 5.00%. We are issuing 1,603,998 warrants to the institutional investors, pro rata, based on the number of shares of Common Stock purchased by each. We have not paid any other compensation to any other person with respect to this sale.

                   DESCRIPTION OF THE WARRANTS

           We have also agreed to issue 1,603,998 Warrants to purchase our Common Stock. Each Warrant entitles the holder to purchase one (1) share of Common Stock at an exercise price equal to the lesser of (i) $3.19 and (ii) 110% of the Volume Weighted Average Price (based on a trading day from 9:30 a.m. to 4:00 p.m.) on the New York Stock Exchange as reported by Bloomberg Financial LP using the AQR function for our Common Stock for each New York Stock Exchange trading day (each such day, a "Trading Day") during the ten (10) consecutive Trading Days immediately preceding the date that notice of exercise is given to the Company (the "Exercise Price"), subject to such adjustments as

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are  provided for in the Warrant Agreement by and between us  and our Warrant Agent. The Warrants are exercisable until May 9, 2002. No holder of Warrants as such, will be entitled to vote or receive dividends or be deemed the holder of shares of Common Stock for any purpose whatsoever until such Warrants have been duly exercised and the purchase price has been paid in full. The Warrants have no provision for either a Call or Redemption and
will,  therefore,  remain  outstanding  either  until  they   are
exercised  or  they expire in accordance with their  terms.   The
Warrants will be entitled to the benefit of adjustments in the Exercise Price and in the number of shares of Common Stock delivered upon the exercise thereof upon the occurrence of
certain events, such as    stock    dividends,   stock   splits,
recapitalizations, consolidations,   or   mergers.   Additionally,
under certain circumstances, the Exercise Price, expressed in (i) hereinabove, may be adjusted downward based on certain sales of our Common Stock at prices less than the Exercise Price.

           While registered, we do not anticipate that a market will develop for the Warrants as we are not obligated nor do we intend to list the Warrants so that they may trade on any exchange. Each Warrant will be exercisable by surrendering the Warrant Certificate with the formal Subscription Form on the reverse side of the Warrant Certificate, properly completed and executed, together with payment of the Exercise Price to the Warrant Agent prior to their expiration. If prior to their expiration a Warrant holder elects to exercise some, but not all of the Warrants represented by his Warrant Certificate, a new Warrant Certificate will be issued for the remaining number of Warrants.

        U. S. TAX CONSEQUENCES FOR NON-U.S. SHAREHOLDERS

          The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of our stock by a person that is a Non-U.S Holder and should be read together with the disclosure under "Certain U.S. Federal Income Tax Considerations" in the accompanying Prospectus, including the section "-- Federal Tax Considerations as a Real Property Holding Corporation" thereunder. For purposes of this discussion, a "Non-U.S Holder" means any person that is not a "U.S. Holder."

Dividends

          In the event that we pay dividends, any such dividends paid to a Non-U.S Holder will be subject to withholding of United Stated federal income tax at a rate of 30% of the amount of the dividend (or a lower rate prescribed by an applicable income tax treaty). However, if the dividend is effectively connected with the conduct of a United States trade or business by the Non-U.S Holder and the Non-U.S Holder properly files a valid withholding certificate with the Company or its dividend-paying agent, then the dividend;

        - will not be subject to income tax withholding except to
          the   extent  that  an  applicable  income  tax  treaty
          provides otherwise; and

        - will be subject to United States federal income tax at progressive rates of tax.

          In the case of a Non-U.S Holder that is a corporation, such effectively connected dividend income may also be subject to the branch profits tax (which is generally imposed on a

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foreign corporation on the repatriation from the United States of effectively connected earnings and profits) at a 30% rate (or a lower rate prescribed by an applicable income tax treaty).

           Under current Treasury Regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of withholding (unless the payor has actual knowledge to the contrary) and for purposes of determining the applicability of a tax treaty rate. Holders that are partnerships or other fiscally transparent entities for federal income tax purposes, and persons holding Common Stock or Warrants through such entities, may be subject to restrictions on their ability to claim benefits under United States tax treaties and should consult a tax advisor. Under Treasury Regulations released October 6, 1997 and mandatorily applicable to payments made after December 31, 1999 (the "Final Regulations"), however, a Non-U.S Holder of Common Stock who seeks the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. In addition, under the Final
Regulations, in the case of Common Stock held by a partnership that is not a United States person, the certification requirement would generally be applied to the partners in the partnership and the partnership would be required to provide certain information.

          A Non-U.S Holder that is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the Internal Revenue Service.

          We are required to report annually to the Internal Revenue Service and to each Non-U.S Holder the amount of dividends paid to, and the income tax withheld with respect to, such holder. Such information may also be made available by the Internal Revenue Service to the tax authorities of the country in which the Non-U.S Holder resides.

Disposition of Common Stock

          Generally, a Non-U.S Holder will not be subject to United States federal income tax on the gain realized upon the disposition of such holder's stock unless either;

        - the Company is or has been a U.S. real property holding corporation ("USRPHC") for federal income tax purposes and, as described below, the Non-U.S Holder held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5 percent of any class of stock of the Company that is regularly traded on an established securities market within the meaning of the applicable Treasury regulations;

        - the  gain is effectively connected with a United States
          permanent  establishment  maintained  by  the   Non-U.S
          Holder;

        - the Non-U.S Holder is an individual who holds the stock as a capital asset, such holder is present in the United States for 183 days or more in the taxable year of the disposition and either the Non-U.S Holder has a "tax home" in the United States for United States federal income tax purposes or the sale is attributable

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          to   an   office  or  other  fixed  place  of  business
          maintained by the Non-U.S Holder in the United  States;
          or

        - the Non-U.S Holder is subject to tax pursuant to the provisions of United States tax law applicable to certain Untied States expatriates.

FIRPTA

          Under the Foreign Investment in Real Property Tax Act ("FIRPTA"), we would be classified as a USRPHC if the fair market value of our U.S. real property interests exceeded 50 percent of the fair market value of all of our real property interests and other assets held for use in our trade or business. A Non-U.S. Holder of stock would be subject to U.S. Federal income tax on gain arising from a sale or other disposition of such stock or warrants if we are or have been a USRPHC within the preceding five years or the period of such holder's ownership of such stock, if shorter. However, if the stock is regularly traded on an established securities market (within the meaning of the applicable Treasury Regulations), a Non-U.S. Holder of the stock, other than certain 5 percent holders (within the meaning of applicable Treasury Regulations), would not be subject to FIRPTA tax on any gain arising from a sale or other disposition of such stock. For purposes of this paragraph, a "5 percent holder" holds stock in an amount representing more than 5 percent of the fair market value of the stock on any applicable determination date. If a Non-U.S. Holder is subject to FIRPTA tax on gain arising from a sale or other disposition of stock, a required withholding in respect of such tax will be imposed at a rate of 10 percent of the amount realized.

Estate Tax

          Stock owned or treated as owned by an individual who is not a citizen or resident (as specifically defined for United States federal estate tax purposes) of the United States at the time of his or her death will be includable in the individual's gross estate for United States federal estate tax purposes and thus subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

United States information reporting requirements (other than the reporting of dividend payments for purposes of the 30% income tax withholding discussed under "-- Dividends") and backup withholding tax generally will apply to a dividend payment made outside the United States to a Non-U.S Holder, if the dividend either is subject to the 30% withholding discussed above or is subject to a reduced rate of such withholding tax under an applicable income tax treaty. Otherwise, information reporting and backup withholding tax at a 3l% rate will generally apply to dividends paid on the stock to a Non-U.S Holder who fails to certify its non-U.S. status under penalties of perjury in the manner required by United States law or otherwise fails to establish an exemption. Solely for dividends paid on or prior to December 31, 1999, however, the payor of such dividends may rely on the payee's foreign address in determining that the payee is exempt from backup withholding, unless the payor has knowledge that the payee is a U.S. person.


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

          In addition, the payment of proceeds of the sale of stock to or through the United States office of a broker will be subject to information reporting and possible 31% backup withholding unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. Solely with respect to proceeds from the sale of stock paid on or prior to December 31, 1999, however, the payor of such proceeds may rely on the payee's foreign address in determining that the payee is exempt from backup withholding, unless the payor has knowledge that the payee is a U.S. person.

          The payment of the proceeds from the sale of stock to or through the foreign office of a non-U.S. broker that is not a U.S. related person generally will not be subject to information reporting or backup withholding. For this purpose, a "U.S. related person" is;

        - a "controlled foreign corporation" for United States federal income tax purposes; or

        - a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business.

          In the case of a payment of proceeds from the disposition of Common Stock to or through a foreign office of a broker that is either a U.S. person or a U.S. related person, applicable Treasury Regulations require information reporting on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Absent actual knowledge that the payee is a U.S. person, backup withholding will not apply to payments made through foreign offices of a broker that is neither a U.S. person nor a U.S. related person.

          Any amounts withheld under the backup withholding rules from a payment to a Non-U.S Holder will be allowed as a refund or a credit against such Non-U.S Holder's United States federal income tax, provided that the requisite procedures are followed.

                             EXPERTS

          The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1998, have been so incorporated herein in reliance on the report (which contains an explanatory paragraph concerning changes in the method of accounting for environmental remediation liabilities in 1996) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


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


No  dealer, salesperson  or  other     4,582,852 SHARES
person has been authorized to give
any  information or  to  make  any     1,603,998 WARRANTS
representations, other than  those
contained  in  or incorporated  by     HECLA MINING COMPANY
reference   in   this   Prospectus
Supplement or the Prospectus  and,     COMMON STOCK
if given or made, such information     ($0.25 PAR VALUE)
or   representation  must  not  be
relied   upon   as   having   been
authorized    by   the    Company.
Neither   the  delivery  of   this
Prospectus   Supplement   or   the
Prospectus  nor  any   sale   made
hereunder    shall,   under    any
circumstances,      create      an
implication that there has been no
change  in the facts set forth  in
this  Prospectus  Supplement   and
Prospectus  or in the  affairs  of
the Company since the date hereof.
This Prospectus Supplement and the
Prospectus  do  not constitute  an
offer or solicitation by anyone in
any  jurisdiction  in  which  such
offer   or  solicitation  is   not
authorized or in which the  person
making  such offer or solicitation
is  not qualified to do so  or  to
anyone  to whom it is unlawful  to
make such offer or solicitation.





















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